Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding’s 2020 Annual Report on Form 20-F filed with the SEC and the CVM Itaú Unibanco Holding S.A. (B3: ITUB3, ITUB4; NYSE: ITUB) (the “Company”) filed its annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) with the U.S. Securities and Exchange Commission (“SEC”). The 2020 Form 20-F is available in English at the website of the SEC (www.sec.gov) and in Portuguese on the Brazilian Securities and Exchange Commission’s website (Comissão de Valores Mobiliários, the CVM) (www.cvm.gov.br). Additionally, the 2020 Form 20-F is available in English and Portuguese on the Company’s Investor Relations website (www.itau.com.br/investor-relations). Lastly, shareholders may receive hard copies of the Company’s audited financial statements for the fiscal year ended December 31, 2020, free of charge, by requesting a copy to the Investor Relations team at investor.relations@itau-unibanco.com.br. If you wish to receive a hard copy, kindly provide your contact details and mailing address. São Paulo, April 30, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence